-----------------------------
                                                         OMB APPROVAL
                                                  -----------------------------
                                                  OMB Number:3235-0145
                    UNITED STATES                 Expires: December 31, 1997
           SECURITIES AND EXCHANGE COMMISSION     Estimated average burden
                   Washington, D.C.               hours per response......14.90
                                                  -----------------------------

                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*

                      BATTLE MOUNTAIN CANADA LTD.
-------------------------------------------------------------------------------
                           (Name of Issuer)


                          EXCHANGEABLE SHARES
-------------------------------------------------------------------------------
                      (Title Class of Securities)




                               071900104
-------------------------------------------------------------------------------
                            (CUSIP Number)
-------------------------------------------------------------------------------



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-------------------------------              ----------------------------------
CUSIP No. 071900104                13G          Page   2    of   11   Pages
          ---------                                  ------    ------
-------------------------------              ----------------------------------

-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PARTNERS LIMITED
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
  3  SEC USE ONLY
-------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION

     ONTARIO, CANADA
-------------------------------------------------------------------------------
   NUMBER OF     5  SOLE VOTING POWER

     SHARES         0

                ---------------------------------------------------------------
  BENEFICIALLY   6  SHARED VOTING POWER

    OWNED BY        0

                ---------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER

   REPORTING        0

                ---------------------------------------------------------------
     PERSON      8  SHARED DISPOSITIVE POWER

      WITH          0
-------------------------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,635,276 shares through its 4.0% indirect interest in its affiliate, Kerr Addison Mines Limited
-------------------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|
     None
-------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     Approximately 1.8%
-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!



-------------------------------              ----------------------------------
CUSIP No. 071900104                13G          Page   3    of   11   Pages
          ---------                                  ------    ------
-------------------------------              ----------------------------------

-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     EDPERBRASCAN CORPORATION
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
  3  SEC USE ONLY
-------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION

     ONTARIO, CANADA
-------------------------------------------------------------------------------
   NUMBER OF     5  SOLE VOTING POWER

     SHARES         0
                ---------------------------------------------------------------
  BENEFICIALLY   6  SHARED VOTING POWER

    OWNED BY        0
                ---------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER

   REPORTING        0
                ---------------------------------------------------------------
     PERSON      8  SHARED DISPOSITIVE POWER

      WITH          0
-------------------------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,836,040 shares through its 39.6% indirect interest in its affiliate, Kerr Addison Mines Limited
-------------------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|
     None
-------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     Approximately 17.5%
-------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!



-------------------------------              ----------------------------------
CUSIP No. 071900104                13G          Page   4    of   11   Pages
          ---------                                  ------    ------
-------------------------------              ----------------------------------

-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     NORANDA INC.
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
  3  SEC USE ONLY
-------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION

     ONTARIO, CANADA
-------------------------------------------------------------------------------
   NUMBER OF     5  SOLE VOTING POWER

     SHARES         0
                ---------------------------------------------------------------
  BENEFICIALLY   6  SHARED VOTING POWER

    OWNED BY        0
                ---------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER

   REPORTING        0
                ---------------------------------------------------------------
     PERSON      8  SHARED DISPOSITIVE POWER

      WITH          0
-------------------------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     65,242,526  shares  through its direct and indirect  interests in its affiliate, Kerr Addison Mines Limited
-------------------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|
     None
-------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     Approximately 44.1%
-------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!



-------------------------------              ----------------------------------
CUSIP No. 071900104                13G          Page   5    of   11   Pages
          ---------                                  ------    ------
-------------------------------              ----------------------------------

-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BRENDA MINES LTD.
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
  3  SEC USE ONLY
-------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION

     BRITISH COLUMBIA, CANADA
-------------------------------------------------------------------------------
   NUMBER OF     5  SOLE VOTING POWER

     SHARES         0
                ---------------------------------------------------------------
  BENEFICIALLY   6  SHARED VOTING POWER

    OWNED BY        0
                ---------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER

   REPORTING        0
                ---------------------------------------------------------------
     PERSON      8  SHARED DISPOSITIVE POWER

      WITH          0
                ---------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,310,631 shares through its 25% interest in its affiliate, Kerr
     Addison Mines Limited
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   |_|
     None
-------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     Approximately 11%
-------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!



-------------------------------              ----------------------------------
CUSIP No. 071900104                13G          Page   6    of   11   Pages
          ---------                                  ------    ------
-------------------------------              ----------------------------------

-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     KERR ADDISON MINES LIMITED
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
  3  SEC USE ONLY
-------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION

     BRITISH COLUMBIA, CANADA
-------------------------------------------------------------------------------
   NUMBER OF     5  SOLE VOTING POWER

     SHARES         65,242,526 Shares
                ---------------------------------------------------------------
  BENEFICIALLY   6  SHARED VOTING POWER

    OWNED BY        0
                ---------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER

   REPORTING        65,242,526 Shares
                ---------------------------------------------------------------
     PERSON      8  SHARED DISPOSITIVE POWER

      WITH          0
-------------------------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     65,242,526 Shares
-------------------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|
     None
-------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     Approximately 44.1%
-------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!


     This Amendment No. 1 to the Schedule 13G, originally filed on February 14, 1997 (the "Original Schedule 13G") and relating to the Exchangeable Shares of Battle Mountain Canada Ltd., a corporation organized under the laws of the Province of Ontario, Canada ("BM Canada"), is being filed by the reporting persons named in the amended
Item 2(a) below to reflect the reorganization and/or succession in interest of certain of the reporting persons identified in the Original Schedule 13G. Except as described herein, the information contained in the Original Schedule 13G is unchanged.


Item 1(b).  Address of Issuer's Principal Executive Offices
            -----------------------------------------------

     Item 1(b) of the Original Schedule 13G is hereby amended and restated in its entirety as follows:

            Royal Trust Tower, Suite 2500
            77 King Street West
            Toronto-Dominion Centre, P.O. Box 248
            Toronto, Ontario, Canada  M5K 1J5

Item 2(a).  Name of Persons Filing
            ----------------------

     Item 2(a) of the Original Schedule 13G is hereby amended and restated in its entirety as follows:

            Partners Limited ("Partners"), EdperBrascan Corporation ("EdperBrascan"), Noranda Inc. ("Noranda"), Brenda Mines Ltd. ("Brenda") and Kerr Addison Mines Limited ("Kerr"), (collectively, the "Filing Persons").

     Kerr Addison and Brenda are respectively, indirectly and directly, wholly-owned subsidiaries of Noranda. Noranda is one of the world's largest diversified natural resources companies. Its common shares are listed on the Toronto, Montreal and Vancouver stock exchanges. Noranda owns 75% of the outstanding common shares of Kerr Addison directly and 25% indirectly, through its direct wholly-owned subsidiary, Brenda. EdperBrascan indirectly exercises control over approximately 40% of the outstanding common shares of Noranda through EdperBrascan affiliated companies. EdperBrascan is a diversified holding company whose Class A Limited Voting Shares are listed on the Toronto, Montreal and American stock exchanges. It is the successor corporation resulting from the amalgamation of The Edper Group Limited and Brascan Limited under the laws of the Province of Ontario on August 1, 1997. Partners holds a 100% interest in the Class B Limited Voting Shares, and an approximate 10% interest in the Class A Limited Voting Shares of EdperBrascan. Partners is a private holding company.

Item 2(b).  Address of Principal Business Office or, if none, Residence
            -----------------------------------------------------------

     Item 2(b) of the Original Schedule 13G is hereby amended and restated in its entirety as follows:

            Partners Limited
            P.O. Box 770
            Suite 4400, BCE Place
            181 Bay Street
            Toronto, Ontario, Canada M5J 2T3

            EdperBrascan Corporation
            Suite 4400, BCE Place
            181 Bay Street
            Toronto, Ontario M5J 2T3

            Noranda Inc.
            181 Bay Street, Suite 4100
            P.O. Box 755, BCE Place
            Toronto, Ontario, Canada  M5J 2T3

            Brenda Mines Ltd.
            One Adelaide Street East
            Suite 2700
            Toronto, Ontario M5C 2Z6

            Kerr Addison Mines Limited
            One Adelaide Street East
            Suite 2700
            Toronto, Ontario M5C 2Z6

Item 2(c).  Citizenship
            -----------

     Item 2(c) of the Original Schedule 13G is hereby amended and restated in its entirety as follows:

            Partners is a corporation incorporated under the laws of the Province of Ontario, Canada.

            EdperBrascan is a corporation amalgamated under the laws of the Province of Ontario, Canada.

            Noranda is a corporation amalgamated under the laws of the Province of Ontario, Canada.

            Brenda is a corporation incorporated under the laws of the Province of British Columbia, Canada.

            Kerr is a corporation continued under the laws of the Province of British Columbia, Canada.

Item 4.     Ownership
            ---------

     Item 4 of the Original Schedule 13G is hereby amended and restated in its entirety as follows:

            (a), (b) and (c). Kerr Addison has the sole power to direct the vote and sole power to direct disposition of all of the Exchangeable Shares of BM Canada beneficially owned by it. The other Filing Persons have the indirect power to direct the vote and to direct the disposition of the Exchangeable Shares of BM Canada held by Kerr Addison through their respective direct and/or indirect interests in Kerr Addison. The respective direct and/or indirect proportionate interests of the Filing Persons in these shares are as follows:

Filing Person   Interest in Shares      No. of Shares      % of Shares
-------------   ------------------      -------------      -----------
Kerr Addison           100%               65,242,526          44.1
Partners               4.0%                2,635,276           1.8
EdperBrascan          39.6%               25,836,040          17.5
Noranda                100%               65,242,526          44.1
Brenda Mines          25.0%               16,310,631          11.0


Exhibit List

      A. Joint Filing Agreement dated as of February 13, 1998 between Partners Limited, EdperBrascan Corporation, Noranda Inc., Brenda Mines Ltd. and Kerr Addison Mines Limited.

                               SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 13, 1998


                                    PARTNERS LIMITED


                                    By:   /s/ Brian D. Lawson
                                          -------------------
                                          Name:  Brian D. Lawson
                                          Title:  Secretary-Treasurer

                                    EDPERBRASCAN CORPORATION


                                    By:   /s/ Anne Arone
                                          --------------
                                          Name: Anne Arone
                                          Title:  Vice-President and
                                                Corporate Secretary

                                    NORANDA INC.


                                    By:   /s/ Alan R. Thomas
                                          ------------------
                                          Name: Alan R. Thomas
                                          Title: Chief Financial Officer

                                    BRENDA MINES LTD.


                                    By:   /s/ David L. Bumstead
                                          ---------------------
                                          Name:  David L. Bumstead
                                          Title: President


                                    KERR ADDISON MINES LIMITED


                                    By:   /s/ David L. Bumstead
                                          ---------------------
                                          Name:  David L. Bumstead
                                          Title:  Chairman



                  EXHIBIT A -- Joint Filing Agreement


                        JOINT FILING AGREEMENT
                        ----------------------

     In accordance with Rule 13d-1(f) of Regulation 13D-G of the Securities Exchange Act of 1934, as amended, the persons or entities below agree to the joint filing on behalf of each of them of this Statement on Schedule 13G (including any and all amendments thereto) with respect to the Exchangeable Shares of Battle Mountain Canada Ltd., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 13th day of February, 1998.

                                    PARTNERS LIMITED

                                    By:   /s/ Brian D. Lawson
                                          -------------------
                                          Name:  Brian D. Lawson
                                          Title:  Secretary-Treasurer

                                    EDPERBRASCAN CORPORATION

                                    By:   /s/ Anne Arone
                                          --------------
                                          Name: Anne Arone
                                          Title:  Vice-President and
                                                Corporate Secretary

                                    NORANDA INC.

                                    By:   /s/ Alan R. Thomas
                                          ------------------
                                          Name:  Alan R. Thomas
                                          Title:  Chief Financial Officer

                                    BRENDA MINES LTD.

                                    By:   /s/ David L. Bumstead
                                          ---------------------
                                          Name:  David L. Bumstead
                                          Title: President


                                    KERR ADDISON MINES LIMITED

                                    By:   /s/ David L. Bumstead
                                          ---------------------
                                          Name:  David L. Bumstead
                                          Title:  Chairman